October 11, 1996

Dear Limited Partners:

Partly as a result of recent direct solicitations to purchase units to limited partners, aggregate trading activity in units has increased in 1996 over prior years' trading activity. Historically, the trading activity for units in any calendar year ranged between 2% and 3% of the outstanding units. The increase in trading activity has raised the concern that the Partnership could be deemed a "publicly traded partnership", taxable as a corporation, for federal income tax purposes. If the Partnership were to be taxable as a corporation, then the Partnership's income would be subject to double taxation. Rather than being taxed solely at the partner level, the Partnership's income will be subject to corporate tax (currently a maximum federal rate of 35%) and any distributions to a partner would be subject to that partner's individual tax rate.

This tax issue first arose in 1987 when Congress enacted Section 7704 of the Internal Revenue Code, which, with certain exceptions that are not relevant to the Partnership, treats a partnership that is considered a publicly traded partnership ("PTP") as a corporation for federal income tax purposes. Under
Section 7704, a PTP includes a partnership in which interests are "readily tradable on a secondary market or the substantial equivalent thereof." In 1988, the Internal Revenue Service issued Notice 88-75 (the "Notice"), providing partnerships with assurance, through compliance with certain safe harbor definitions, that a partnership will not be deemed a PTP taxable as a corporation. While the Service adopted final regulations in November 1995 amending these safe harbor definitions, the Partnership may continue to rely on the safe harbors in the Notice until 2005. Of the safe harbors available to the Partnership, the one that is most lenient in terms of allowing partners to transfer their interests is the 5% safe harbor. The 5% safe harbor applies if the sum of the percentage interests in partnership capital or profits represented by units traded during any calendar year does not exceed 5% of the total Partnership interests.

Based on advice of tax counsel, the General Partner has determined that it is in the best interest of the Partnership to implement a unit transfer policy that relies on the protections afforded by the 5% safe harbor. Compliance with the 5% safe harbor will ensure that the Partnership will not be deemed a PTP while allowing the maximum number of unit trades. Consequently, for the 1996 fourth quarter, the General Partner will approve transfer requests that otherwise satisfy all transfer requirements only to the extent that aggregate 1996 unit sales do not exceed 6,848 units. The General Partner will suspend its approval of any subsequent unit sale transfer request that would exceed this limit, unless it receives the advice of counsel to the Partnership that such transfer would not pose a significant risk that the Partnership would be deemed a PTP. At the end of the 1996 third quarter, the Partnership had processed 4,485 unit sales. For the 1996 fourth quarter, the Partnership has received to date 257 unit sales transfer requests.

The 5% safe harbor limit only applies to transfers reflecting unit sales and does not apply to "private transfers" such as transfers at death, transfers between family members, and distributions from a qualified retirement plan or individual retirement account. Any transfer request that cannot be processed in the 1996 calendar quarter due to the 5% safe harbor limitation will be returned to the person submitting the request. Since the 5% limitation is an annual limit, the General Partner will resume processing unit sale transfers in the 1997 first quarter.

While we recognize that the 5% annual unit sales limitation may limit your ability to sell your units, we believe that, for the benefit of all partners, our principal duty is to take all reasonable steps to ensure that the Partnership will not be taxable as a corporation. We will continue to seek ways to facilitate unit sale transfers while ensuring adequate protection for the Partnership from being deemed a "publicly traded partnership" for federal income tax purposes. Please address any questions or concerns to our Investor Relations department at 1-800-323-5888.

Sincerely,

Westin Hotels Limited Partnership
by Westin Realty Corp., its General Partner

/s/ Richard Mahoney


Richard Mahoney
Vice President, Chief Financial Officer & Treasurer